
Mail Stop 3233

May 1, 2017

<u>Via E-mail</u>
Stephen W. Theriot, Treasurer
JBG SMITH Properties
2345 Crystal Drive
Suite 1100
Arlington, VA 22202

> **Re: JBG SMITH Properties**
> **Amendment No. 1 to Form 10-12B**
> **Filed April 3, 2017**
> **File No. 001-37994**

Dear Mr. Theriot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 2 of our letter dated February 24, 2017 and we continue to evaluate your response.

2.   We note your response to comment 6 of our letter dated February 24, 2017. We will continue to monitor for your response to this comment.

Information Statement Summary, page 1

Our Management Team and Platform, page 5

3.   We note your disclosure on page 6 that, "As of September 30, 2016, the JBG Funds'
        investments … are projected to generate realized and unrealized …" Please clarify this
        statement and update the disclosure.

The Combination, page 26

4.   We note your response to comment 3 of our letter dated February 24, 2017. Please
        provide us with a detailed analysis as to how the securities to be issued in the
        combination will meet the requirements of Regulation D.

Unaudited Pro Forma Combined Financial Statements, page 94

5.   In your next amendment please provide completed pro forma financial statements with
        amounts of the adjustments.

6.   We note from your disclosure that Vornado Included Assets is determined to be the
        accounting acquirer based on guidance in ASC 805, Business Combinations. Please
        explain to us in greater detail how you identified Vornado Included Assets as the
        accounting acquirer, specifically addressing how you considered each of the criteria
        outlined within ASC 805-10-55-10 to 15.

Pro Forma Combined Balance Sheet, page 96

7.   Please revise your pro forma balance sheet to present the acquisition of JBG Operating
        Partners in a separate column similar to the presentation of your pro forma combined
        statement of operations.

1. Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 102

8.   We note that you have greater than 50% ownership interest in certain joint ventures as of
        September 30, 2016. Please provide us with your analysis of how you determined not to
        consolidate each of these joint ventures. Please cite the applicable guidance in your
        response.

Liquidity and Capital Resources, page 116

9.   We note you expect to enter into a credit facility. To the extent that any relevant terms of
        the revolving credit facility are known although not finalized, please provide such
        material terms including amounts available, related interest rates, maturity dates,
        collateral requirements (if any), and any other material terms.

Stephen W. Theriot, Treasurer
JBG SMITH Properties
May 1, 2017
Page 3

Business and Properties, page 122

10.   We note your response to comment 4 of our letter dated February 24, 2017. We were not able to locate the revisions describing how you determine gross asset value. Please advise or revise your disclosure as appropriate.

Summary NOI Table, page 169

11.   Please explain to us how you concluded that it would be appropriate to present annualized results, and explain to us how you determined annualized results provide meaningful information to investors.

Combined Statement of Revenues and Expenses from Real Estate Operations, Page F-33

12.   We note your response to our prior comment 14. We continue to evaluate your response.

13.   Notwithstanding the above, we note that JBG Smith Operating Partners' pre-tax income from continuing operations for the period ending December 31, 2016 of $754,358 used in the income test does not agree to the loss from operations before income taxes of $15,670,000, as presented in the pro forma combined statement of operations for the year ended December 31, 2016. Please reconcile the two amounts and reperform the income test if necessary.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Isaac Esquivel at (202)551-3395 or Shannon Sobotka at (202)551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: William G. Farrar, Esq. (*via e-mail*)